Exhibit 99.2

10 November 2022

Dear Shareholder,

Renalytix plc – Annual Report 2022 and Notice of 2022 Annual General Meeting

Please accept this letter as notification that Renalytix plc’s (the “Company”) Annual Report for the year ended 30 June 2022 and the Notice of the 2022 Annual General Meeting have now been published on the Company’s website at https://investors.renalytix.com/news-and-events/documents-and-presentations and are enclosed for shareholders who elected for a hard copy of the Report and Notice of Annual General Meeting.

Annual General Meeting attendance

The Annual General Meeting will be held on 19 December 2022 at 11 a.m. (GMT) (the “Annual General Meeting”). The Annual General Meeting will be held in person at 6 Stratton Street Mayfair, London W1J 8LD.

This letter does not contain the full details of the resolutions to be tabled at the Annual General Meeting but these are contained in the Notice of Annual General Meeting and should be read before you complete your vote. The Directors consider that the proposed resolutions contained in the Notice of Annual General Meeting are in the best interests of the Company and shareholders as a whole and unanimously recommend that you vote in favour of them, as they intend to do in respect of their own shareholdings.

Proxy voting

You will not receive a hard copy form of proxy for the Annual General Meeting in the post. Instead, you will be able to vote electronically using the link www.signalshares.com. You will need to log into your Signal Shares account, or register if you have not previously done so. To register you will need your Investor Code, this is detailed on your share certificate or available from our Registrar, Link Group.

You may request a hard copy form of proxy directly from Link Group at shareholderenquiries@linkgroup.co.uk or on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 - 17:30 (GMT), Monday to Friday excluding public holidays in England and Wales. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service, further details of which are set out in the Notice.

Proxy votes and electronic votes must be received by no later than 11 a.m. (GMT) on 15 December 2022.

Thank you for your continued support as a shareholder of Renalytix plc.

Yours sincerely,

Salim Hamir

Company Secretary

Mobile: +44 7448960970

Email: shamir@renalytix.com

Finsgate, 5-7 Cranwood Street, London, EC1V 9EE